Exhibit 12.1

GE LIFE AND ANNUITY ASSURANCE COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Years Ended December 31,
	2002	2001	2000	1999	1998
Net earnings	$115.8	$123.9	$163.1	$112.9	$105.8
Provision for income taxes	42.9	70.1	72.9	56.6	60.3
Cumulative effect of change in accounting principle	—	5.7	—	(5.0)	—

Earnings before income taxes and cumulative effect of change in accounting principle	158.7	199.7	236.0	164.5	166.1

Fixed charges:
Interest	0.1	2.2	1.1	1.9	2.0
Interest portion of net rentals	1.0	1.8	1.7	1.2	0.8

Total fixed charges	1.1	4.0	2.8	3.1	2.8

Earnings, before income taxes and cumulative effect of change in accounting principle plus fixed charges	$159.8	$203.7	$238.8	$167.6	$168.9

Ratio of earnings to fixed charges	145.3	50.9	85.3	54.1	60.3

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.